FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2013

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

 COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

AUTHORIZED CAPITAL PUBLICLY‐HELD COMPANY

Corporate Taxpayer’s No. (CNPJ/MF) 47.508.411/0001‐56

Company Registration No. (NIRE) 35.300.089.901

NOTICE TO THE MARKET

Companhia Brasileira de Distribuição (“Company”) hereby informs that it has received the correspondence below in this date from Peninsula Participações S.A.

The Company’s Investor Relations Department is at shareholders’ disposal to clarify any matters relating to the purpose of this Notice through telephone number +55 11 3886‐0421 or e‐mail gpa.ri@grupopaodeacucar.com.br.

São Paulo, September 09, 2013

Daniela Sabbag

Investor Relations Officer

São Paulo, September 9, 2013

Companhia Brasileira de Distribuição (“CBD”)

Avenida Brigadeiro Luis Antônio, 3142

01402-901 – São Paulo, SP – Brazil

Attn: Ms. Daniela Sabbag

Investor Relations Officer

Tel.: 55 11 3886-0421

Fax: 55 11 3886-2677

e-mail: gpa.ri@grupopaodeacucar.com.br

Disclosure of Information Regarding Material Shareholding

Dear Sirs,

Pursuant to Article 12 of CVM Instruction No. 358/02, Península Participações S.A., a joint-stock company headquartered at Rua Jerônimo da Veiga, no384 - 3oandar, and enrolled with the Brazilian Corporate Taxpayer File (CNPJ/MF) under No. 58.292.210/0001-80 (hereinafter the “Diniz Group”), hereby inform CBD of the following:

The Diniz Group signed a Swap Agreement with Casino, Guichard-Perrachon, a corporation headquartered at 1, Esplanade de France – 42000 Saint-Etienne, França (“Casino”), Segisor, a corporation headquartered at 1, Esplanade de France – 42000 Saint-Etienne, França, and enrolled with the Brazilian Corporate Taxpayer File (CNPJ/MF) under No. 05.710.423/0001-49 (“Segisor”), and Sudaco Participações Ltda., a limited liability company headquartered at Rua Libero Badaró, 293, 27º andar, cj. D, 70, São Paulo – SP, and enrolled with the Brazilian Corporate Taxpayer File (CNPJ/MF) under No. 07.821.866/0001-02 (“Sudaco”) and investment vehicles linked to Casino (jointly the “Casino Group”), by which the parties agreed to swap their shareholdings in two steps: (a) the immediate exchange of 8,145,925 preferred shares issued by CBD held by the Casino Group for the same amount of common shares issued by Wilkes Participações S.A. (“Wilkes”) held by Península Participações S.A.; and (b) once approval is obtained from Brazil’s antitrust agency CADE (Conselho Administrativo de Defesa Econômica), the exchange of an additional 11,229,075 preferred shares issued by CBD held by the Casino Group for the same amount of common shares issued by Wilkes held by Península Participações S.A.

As a result of the implementation of the above transaction:

(i)                  the Diniz Group will hold 23,480,906 preferred shares in CBD, representing 8.88%% of the total capital;

(ii)                the Diniz Group will no longer hold any interest in the capital of Wilkes and the Casino Group will hold 100% of the shares issued by Wilkes; and

(iii)               the Diniz Group will no longer be part of the group of controlling shareholders of CBD, holding only preferred shares without voting rights, with the shareholders agreements of Wilkes and of CBD entered into between the Diniz Group and the Casino Group effectively rescinded.

Sincerely,

Peninsula Participações S.A.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: September 9, 2013	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.